UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

SCHEDULE 14D-9/A SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 3)
_________________

NET PERCEPTIONS, INC. (Name of Subject Company)

NET PERCEPTIONS, INC. (Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share (Title of Class of Securities)

64107U101 (CUSIP Number of Class of Securities)

_________________

NET PERCEPTIONS, INC. (Name of Person(s) Filing Statement)

Thomas M. Donnelly President Net Perceptions, Inc. 7700 France Avenue South Edina, Minnesota 55435 (952) 842-5000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to: Kent A. Coit, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Net Perceptions, Inc. (“Net Perceptions”) with the Securities and Exchange Commission (the “Commission”) on December 31, 2003, as amended by Amendment No. 1 thereto filed with the Commission on January 9, 2004 and Amendment No. 2 thereto filed with the Commission on January 16, 2004 (as so amended, the “Schedule 14D-9”), relating to the exchange offer made by Obsidian Enterprises, Inc. (“Obsidian”), as set forth in a Tender Offer Statement on Schedule TO filed by Obsidian with the Commission on December 15, 2003, as amended by Amendment No. 1 thereto filed with the Commission on December 17, 2003, Amendment No. 2 thereto filed with the Commission on December 23, 2003 and Amendment No. 3 thereto filed with the Commission on January 21, 2004 (as so amended, the “Schedule TO”), and the related Registration Statement on Form S-4, as amended, to exchange two shares of Obsidian common stock (according to the Schedule TO, 1/25th of a share of Obsidian common stock after a one-for-fifty reverse stock split effective for holders of record of Obsidian common stock at January 23, 2004) for each share of Net Perceptions common stock, upon the terms and subject to the conditions set forth in the Schedule TO.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The press release issued by Net Perceptions on January 21, 2004, attached to this Schedule 14D-9 as Exhibit 12, is incorporated by reference herein.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

Exhibit	Description

12	Press release of Net Perceptions issued on January 21, 2004.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NET PERCEPTIONS, INC.

By:	/s/ Thomas M. Donnelly

Thomas M. Donnelly President and Chief Financial Officer

Dated: January 21, 2004

EXHIBIT INDEX

Exhibit	Description

12	Press release of Net Perceptions issued on January 21, 2004.

Exhibit 12

FOR IMMEDIATE RELEASE

January 21, 2004
Contact: Tom Donnelly President and Chief Financial Officer Net Perceptions, Inc. 952-842-5400 tdonnelly@netperceptions.com

Net Perceptions Announces Response to Obsidian Enterprises

MINNEAPOLIS – Net Perceptions, Inc. (Nasdaq: NETP) today announced that it has responded to the letter made public today by Obsidian Enterprises, Inc. containing a proposal to acquire all of the equity of the Company through a merger of a wholly owned subsidiary of Obsidian with and into the Company for the same consideration offered by Obsidian in its pending exchange offer, with certain additional conditions. Commenting on Obsidian’s letter and related press release, Tom Donnelly, president and chief financial officer of NetP, stated, “Obsidian’s actions to date have had the effect of diminishing Net Perceptions’ funds and delaying our ability to provide liquidity to our stockholders. Nevertheless, as to Obsidian and other potential acquirors, Net Perceptions and its board of directors will continue to act fairly and in good faith in an effort to obtain the highest value reasonably available to stockholders.”

The text of the response letter sent by Glenn Pollack of Candlewood Partners, LLC, the Company’s financial advisor, to Terry Whitesell of Obsidian is set forth below.

“We received your letter of January 19, 2004 and accompanying form of proposed Agreement and Plan of Merger, which provides for the same consideration to NetP’s stockholders as is being offered in your exchange offer, except that it provides for a downward price adjustment if NetP’s net cash at closing is less than a predetermined target amount (which you estimate should be approximately $10 million) and the closing is conditioned on NetP having a predetermined minimum amount of net cash (which you estimate should be approximately $7 million) and on NetP’s legal and financial advisory fees in connection with your proposed merger not exceeding an amount which is not specified.

Please note that we are not aware of any confusion or misunderstanding on the part of NetP’s president or its board of directors regarding Obsidian’s willingness to provide Candlewood with non-public information regarding Obsidian. Prior to our receipt of your January 19th letter, Obsidian’s statements and actions indicated quite clearly that it was not prepared to provide such information. As described in NetP’s Schedule 14D-9 (first paragraph on page 8), at a meeting on November 24, 2003 which you attended, I requested such information in order to perform confirmatory due diligence regarding Obsidian’s business, financial condition and prospects as described to us. Mr. Durham stated that he would prefer not to provide such information. As you also know, and also as described in NetP’s Schedule 14D-9 (last paragraph on page 9, carrying over to page 10), on December 5, 2003 we sent a letter to the parties that had submitted or discussed with us an acquisition proposal, including Obsidian, informing them that any revisions to any proposals, and any additional information which they wished to be considered, would need to be submitted by Tuesday, December 9, 2003. For your ease of reference, a copy of that letter is attached. Obsidian provided us with no information in response to this letter or otherwise.

Your letter of January 19th appears to alter your prior position, and if so, as we indicated on November 24, 2003 and in our letter of December 5, 2003, we would be pleased to review any information which you may wish to provide that you feel would assist us and NetP’s board of directors in evaluating your proposal. If such information includes any projections or forecasts, please provide detailed information regarding the underlying assumptions, and include all projections or forecasts prepared within the last twelve months and any other information which you believe supports the reasonableness of such projections or forecasts. Given that time is of the essence in order to conclude this process as soon as possible, any information you decide to provide must be provided to us no later than noon, eastern standard time, on Friday, January 23, 2004.

With regard to due diligence, while your characterization of Obsidian’s prior position regarding its due diligence review of NetP is at odds with your representatives’ previous statements and the express terms of the various proposals you submitted, we acknowledge your current statement that Obsidian is prepared to rely on NetP’s public filings to complete Obsidian’s due diligence of NetP.”